UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

WESCO FINANCIAL CORPORATION

(Name of Issuer)

Wesco Financial Corporation

Montana Acquisitions, LLC

Berkshire Hathaway Inc.

OBH LLC

BCS Holdings, LLC

Warren E. Buffett

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

950817106

(CUSIP Number of Class of Securities)

Wesco Financial Corporation 301 East Colorado Boulevard, Suite 300 Pasadena, California 91101-1901 Attn: Jeffrey L. Jacobson Telephone: (626) 585-6700	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Attn: Marc D. Hamburg Telephone: (402) 346-1400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Brian J. McCarthy, Esq. Telephone: (213) 687-5000 Telecopier: (213) 621-5070	Munger, Tolles & Olson LLP 355 South Grand Avenue Suite 3500 Los Angeles, CA 90071-1560 Attn: Mary Ann Todd, Esq. Telephone: (213) 683-9100 Telecopier: (213) 687-3702

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$551,458,260	$64,025

(1)	For purposes of calculating the filing fee only, the transaction value is equal to the product of (a) $389.25, the average of the high and low prices per share of the common stock of Wesco as reported on the NYSE Amex on February 28, 2011 and (b) 1,416,720, the maximum possible number of shares of Wesco common stock to be converted into the right to receive the merger consideration pursuant to the merger.

(2)	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 5 for fiscal year 2011 issued December 22, 2010.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,025

Form or Registration No.: Registration Statement on Form S-4

Filing Party: Berkshire Hathaway Inc.

Date Filed: March 7, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Item 15.	Additional Information	2

Item 16.	Exhibits	2

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INTRODUCTION

This Amendment No. 5 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto, is being filed with the Securities and Exchange Commission (the “SEC”) by the following persons (collectively, the “filing persons”): (a) Wesco Financial Corporation, a Delaware corporation (“Wesco”) and issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), (c) Montana Acquisitions, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), (d) OBH LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of Berkshire, (e) BCS Holdings, LLC, a Delaware limited liability company, an indirect and wholly owned subsidiary of Berkshire and the sole member of Merger Sub (formerly Blue Chip Stamps), and (f) Warren E. Buffett, Chairman of the Board and Chief Executive Officer of Berkshire.

This Amendment No. 5 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Amendment No. 5 to Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS —Solicitation of Proxies”

Item 15.	Additional Information.

On June 24, 2011, at a special meeting of the Wesco shareholders, the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 4, 2011, as amended on April 15, 2011, by and among Berkshire, Merger Sub, and Wesco, was approved by both: (i) the holders of a majority of the outstanding shares of Wesco’s common stock, par value $1.00 per share (“Wesco common stock”), and (ii) the holders of a majority of the outstanding shares of Wesco common stock excluding the shares owned by Berkshire and its affiliates and shares beneficially owned by Cascade Investment LLC (an investment entity owned by William H. Gates III, a Berkshire director), Robert E. Denham (a Wesco director and legal counsel to Berkshire) Peter D. Kaufman (a Wesco director) and Robert E. Sahm (a vice president of Wesco).

On June 24, 2011, Merger Sub filed a Certificate of Merger with the Delaware Secretary of State, pursuant to which Wesco merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as an indirect wholly owned subsidiary of Berkshire. Upon consummation of the Merger, Merger Sub changed its name to “Wesco Financial, LLC.”

Pursuant to the terms of the Merger Agreement, upon completion of the Merger, each share of Wesco common stock other than shares owned by Berkshire or its affiliates was converted into the right to receive an amount, either in cash or Berkshire Class B common stock, par value $0.0033 per share (“Berkshire Class B common stock”), at the election of the shareholder, equal to $385.00, calculated in accordance with the Merger Agreement. The exchange ratio in the Merger is 5.0611, so that, for one share of Wesco common stock that is exchanged for Berkshire Class B common stock, a Wesco shareholder would receive five shares of Berkshire Class B common stock and the remainder payable as cash in lieu of a fractional share.

As a result of the Merger, Wesco common stock ceased to trade on the NYSE Amex prior to the market open on June 27, 2011 and the NYSE Amex has filed an application on Form 25 with the SEC to report that Wesco is no longer listed on the NYSE Amex. Wesco expects to file a Certificate and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Wesco common stock under Section 12 of the Exchange Act and suspend Wesco’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as soon as practicable.

Item 16.	Exhibits.

(a)(1)

Definitive Proxy Statement of Wesco Financial Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 18, 2011; Prospectus of Berkshire Hathaway Inc., incorporated by reference to the prospectus filed under Rule 424(b)(3) of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 18, 2011 (the “Proxy Statement/Prospectus”).

(a)(2)(i)	Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus.

(a)(2)(ii)	Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus.

(a)(2)(iii)	Form of Election, incorporated herein by reference to the Proxy Statement/Prospectus.

(a)(2)(iv)	Form of Wesco Proxy Card, incorporated herein by reference to the Proxy Statement/Prospectus.

(a)(3)

Press Release issued by Wesco Financial Corporation, dated September 1, 2010, incorporated by reference to the Current Report on Form 8-K filed by Wesco Financial Corporation with the Securities and Exchange Commission on September 2, 2010.

(a)(4)

Press Release issued by Wesco Financial Corporation and Berkshire Hathaway Inc., dated October 7, 2010, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with Securities and Exchange Commission on April 18, 2011.

(a)(5)

Press Release issued by Wesco Financial Corporation and Berkshire Hathaway Inc., dated February 7, 2011, incorporated by reference to the Current Report on Form 8-K filed by Wesco Financial Corporation with the Securities and Exchange Commission on February 7, 2011.

(b)	Not applicable.

(c)(1)	Opinion of Greenhill & Co., LLC, incorporated herein by reference to Annex B of the Proxy Statement/Prospectus.

(c)(2)

Presentation Materials, dated November 10, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(3)

Presentation Materials, dated November 29, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(4)

Presentation Materials, dated December 16, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(5)

Presentation Materials, dated December 20, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(6)

Presentation Materials, dated January 4, 2011, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(7)

Presentation Materials, dated February 4, 2011, provided to the Board of Directors and the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on May 11, 2011.

(c)(8)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as The Montana Phase I, 345 East Colorado Boulevard, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on April 18, 2011.

(c)(9)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as The Montana II, 380 Union Street, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on April 18, 2011.

(c)(10)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as Upland Town & Country Center, 152-158 W. Foothill Boulevard, Upland, San Bernardino County, CA 91786, prepared by Cushman & Wakefield Western, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on April 18, 2011.

(c)(11)

Appraisal of Real Property, as of December 10, 2010, for the property described as 301 Colorado, 301 E. Colorado Boulevard, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on April 18, 2011.

(d)(1)

Agreement and Plan of Merger, dated as of February 4, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC, and Wesco Financial Corporation, incorporated herein by reference to Annex A-1 of the Proxy Statement/Prospectus.

(d)(2)

Amendment to Agreement and Plan of Merger, dated as of April 15, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC and Wesco Financial Corporation, incorporated herein by reference to Annex A-2 of the Proxy Statement/Prospectus.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement/Prospectus.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESCO FINANCIAL CORPORATION

Date: June 24, 2011	By:	/s/ Jeffrey L. Jacobson
	Name:	Jeffrey L. Jacobson
	Title:	Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONTANA ACQUISITIONS, LLC

Date: June 24, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKSHIRE HATHAWAY INC.

Date: June 24, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBH LLC

Date: June 24, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCS HOLDINGS, LLC

Date: June 24, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARREN E. BUFFETT

Date: June 24, 2011	By:	/s/ Warren Buffett